OFFERING STATEMENT FOR
HERMESUS INVESTMENT HOLDINGS INC.

1. THE COMPANY

The name of issuer is Hermesus Investment Holdings Inc. (the "Company").

2. ELIGIBILITY

Hermesus Investment Holdings Inc.:

- Is organized under, and subject to, the laws of the State of Wyoming;
- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act");
- Is not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding ("Reg CF");
- Has filed with the Securities and Exchange Commission (the "Commission") and provided to investors all required ongoing annual reports required by Reg CF during the period that the issuer was required to file such reports);
- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. REPORTING REQUIREMENTS COMPLIANCE

In addition, the issuer (which has no predecessors) has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Reg CF.

4. DIRECTORS OF THE COMPANY

The following individual represents the Company as a director, officer or promoter of the offering:

Colin Breeze

Colin Breeze is a co-founder, director and CEO of Hermesus Investment Holdings Inc. Before forming the issuer, he worked with serial entrepreneurs in the blockchain space as principal and advisor and led multiple digital securities projects. Colin's experience spans the entire business lifecycle, including strategic decisions and coaching prior to company or fund formation, business development, growth stage financing, initial public offerings and mergers and acquisitions.

Since October 2019, Colin has served as a managing member and CEO of Alpha Capital, LLC, an affiliate of the issuer. At Alpha Capital, Colin is responsible for executive functions, overseeing finance, marketing, business development and compliance. From April 2017 to July 2021, Colin served as a managing director of Aivia Limited, a cryptocurrency trading startup focusing on interconnecting traders with trading bots to execute cryptocurrency trades more efficiently. Colin's responsibilities at Aivia include serving as in-house counsel and compliance officer.

Since 2004, Colin has managed Breeze Ventures Management, LLC, a private investment firm and consulting business.

From 1998 to 2005, Colin practiced law with leading law firms in Silicon Valley and New York City. His practice focused on capital formation and corporate governance for startups through to mature public companies.

5. OFFICERS OF THE COMPANY

Colin Breeze serves as the Company's President and CEO.

6. PRINCIPAL SECURITY HOLDERS

The following table sets forth the name and ownership level of each person, as of August 1, 2022, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alpha Capital, LLC	878,000 shares of Common Stock	92.4%

7. BUSINESS AND ANTICIPATED BUSINESS PLAN

Hermesus is a blockchain startup with a clear vision for the future of cryptocurrency. We are determined to make a place for a USA-based trading platform in the crypto market.

Hermesus is a recently formed, privately held financial technology company organized in Wyoming. Prior to launch, our team spent years working on compliance management and building a solid legal business structure to fit within US state and federal jurisdictional rules. Our result is Hermesus: a next generation digital asset trading platform organized in the USA and governed by US law.

Hermesus operates a virtual currency trading platform and provides numerous other cryptocurrency- and digital asset-related products and services. The Hermesus platform has been created with the cryptocurrency investment community at heart and in mind. Hermesus brings new and improved technology to help solve existing limitations, create new market offerings, address unmet market needs, and create value for our participants.

Our goal is to bridge the world of traditional finance and the new and emerging digital economy. We strive to deliver high and attractive value propositions to our users while maintaining ease of use. Ultimately, we wish to drive the creation of a new financial ecosystem, grounded between the interaction of assets and blockchain technology:

- ✓ To provide a trading platform between cryptocurrencies and digital assets with a large, active and friendly community.
- ✓ To provide our users with an efficient platform that can handle significant loads and operate at optimal performance even during peak load times.
- ✓ To provide new and prospective projects and their communities with a reliable platform on which to grow.
- ✓ To aid the development and growth of the blockchain and crypto asset industries into a mature and appealing state for the masses.

Key features of our Hermesus platform include:

- ✓ Wallet management system
- ✓ Liquidity and cash flow management
- ✓ High frequency trading
- ✓ Multiple language support
- ✓ Multi signature transaction support
- ✓ Built in KYC/AML module
- ✓ Automatic scaling based on client traffic

In addition, we have built a robust set of security protocols:

- ✓ Banking and FinTech security policies
- ✓ Two Factor Authentication for Transaction Signatures
- ✓ Identifying information is stored securely
- ✓ Code is open for inspection, audit, and review
- ✓ Platform designed to be operated without direct access

Our trading platform is:

- ✓ Authorized to trade cryptocurrencies and digital assets
- ✓ Authorized as a cryptocurrency custodian

Currently, we are deployed and visible to the public at https://hermesus.com. The platform is open for registration.

The Hermesus Platform is backed up by a dedicated team of outsourced IT technical support assigned to the project. Additionally, the platform features off-site 24/7 Customer Service via a 3rd party solution.

In short, Hermesus is a simple and elegant mechanism for individual and institutional investors to acquire, hold and trade cryptocurrencies and digital assets efficiently and safely. We are driven to ensure ease of customer use while adhering to the highest levels of administrative and regulatory oversight.

Hermesus currently has two employees.

8. RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISKS RELATED TO AN INVESTMENT IN OUR EQUITY

We have no operating history and therefore valuation of our equity is difficult.

We were incorporated in Wyoming in August 2021 and our operations to date have consisted of planning and developing our investment plans, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement our capital raise as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made.

Even if this offering is successful, we may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all.

This offering is subject to a minimum offering amount and we will not commence operations until obtaining funding through this offering. However, we may meet our minimum offering amount, close on committed purchases and have access to investor funds before we obtain the funding that we expect will be required to complete our business plan.

There is no guarantee that we will be able to raise any additional capital in the future or that additional capital will be available on acceptable terms.

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. Even if we close this offering, there can be no assurance that we will ever generate any operating activity or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

There is currently no trading market for our equity and we cannot ensure that a liquid market will occur or be sustainable.

Prior to this Offering, there has been no public market for our securities. There can be no assurance that there will be an active market for securities either now or in the future. There is no plan to have our securities trade on a national securities exchange. In the event that the Company ever decides to seek approval to list securities for trading on a registered securities exchange, there is no assurance that such approval will be obtained or, if approval is obtained, that an active or liquid trading market will develop. Even if an investor finds a broker willing to effect a transaction in our securities, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. As a result, purchasers in this offering, and subsequent purchasers of our securities, will likely be limited in their ability to engage in secondary trading.

We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows and conferences to increase awareness of our business. We may need to compensate consultants with cash and/or securities. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume.

There can be no assurance that we will be able to pay any cash distributions to the holders of our securities.

We may never have sufficient operating results to make any cash distributions, which could adversely affect the value of our securities.

Further, each security holder's right to the pro rata portion of the distribution for any given year is subject to reduction in an amount equal to the banking fees and/or transactions fees. Thus, with respect to any year during which the amount to be distributed to an individual security holder is less than the amount of fees relating to such transfer, no distribution will be made.

As a result, the ability of any holder to receive any cash distributions from us is not guaranteed.

RISKS RELATED TO OUR COMPANY'S OPERATIONS

We may be unable to obtain additional financing, if required, to complete our initial business combination or to fund our operations, which could compel us to restructure or abandon a particular business concept.

Although we believe that the net proceeds of this offering will be sufficient to allow us to implement our business plan, if the net proceeds of this offering prove to be insufficient, because of the depletion of the available net proceeds, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to implement our business plan, we would be compelled to either restructure or abandon that particular business plan. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or our business plans.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We face cyber-attack and other cyber security risks.

Our technology, our people and those of our third-party service providers and our customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Attackers may seek to steal information about our technology, financial data or user information or take other actions that would be damaging to the Company and/or investors.

In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

Security attacks against the Company could result in a loss of the Company's assets, theft of personal information of our customers or damage to our reputation and our brand, each of which could adversely affect an investment in the Company. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern for some time. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

Our security measures may prove insufficient depending upon the attack or threat posed. We may be unable to anticipate these techniques or implement adequate preventative measures. As a result, an unauthorized party may obtain access to our private information, company and customer data or assets.

Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in the Company.

The loss of key personnel could have a material adverse effect on us.

Our success depends on the continued services of key personnel. In particular, our reputation among and our relationships with key industry leaders are the direct result of a significant investment of time and effort by our personnel to build credibility in a highly specialized industry. The loss of services of key personnel could diminish our business and growth opportunities and could have a material adverse effect on us.

Our business will be adversely affected if we are unable to attract and retain talented employees, including sales, technology, operations and development professionals.

Our business operations require highly specialized knowledge of technological innovation. If we are unable to retain the services of talented employees, including executive officers, other key management and sales, technology, operations and development professionals, we would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of our executive officers or other key professionals or our inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our ability to operate our business.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use or unauthorized disclosure of confidential information.

It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition and operating results.

Negative publicity could damage our business.

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators.

Negative publicity regarding our Company or our key personnel, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

General global market and economic conditions may have an adverse impact on the Company's operating performance, results of operations and/or cash flow.

The Company may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the global economy at large. Weakness in the economy could have a negative effect on the Company's business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown. Suppliers on which the Company relies could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company's operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company's business, financial condition and results of operations. Any such circumstances would then correspondingly negatively impact the functionality, liquidity, and/or trading price of our securities.

9. THE OFFERING AND USE OF PROCEEDS

Hermesus Investment Holdings Inc. ("Company") is offering securities under Regulation CF, through the GoToCrowd portal located at https://gotocrowd.com ("Portal"). The Regulation CF section of the Portal is managed by Jumpstart Services, LLC, a FINRA/SEC registered broker-dealer that will receive cash compensation equal to 2% of the value of the securities sold through Regulation CF.

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Oversubscriptions, if any, will be allocated on a first come, first served basis.

Changes to the offering, material or otherwise, occurring after a closing, will only impact investments that have yet to be closed.

Funds will be used to scale our sales and operations teams, as well as fund evolution of the Hermesus platform to meet the needs of our users. Approximately 45% of our net proceeds are designated for sales and marketing, 25% for further development efforts and 25% for operational costs.

10. Use of Proceeds:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$5,000,000
Less: Offering Expenses		
Intermediary Fees	$200	$100,000
Accounting Fees	$3,000	$3,000
Legal Fees	$2,500	$25,000
Net Proceeds	$4,300	$4,872,000
Use of Net Proceeds		
Working Capital	$0	$122,000
Sales & Marketing	$2,200	$2,400,000
Development	$1,050	$1,175,000

Operations	$1,050	$1,175,000
Total Use of Net Proceeds	$10,000	$5,000,000

11. TRANSACTION MECHANICS AND CANCELLATION

The Company has not made use of any written communication of broadcast script for testing the waters under either (i) the authorization of Rule 241 within 30 days of the initial filing of the offering statement or (ii) the authorization of Rule 206.

In entering into an agreement on the Portal to purchase securities, both investors and Hermesus Investment Holdings Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock, Preferred Stock and other securities (collectively, the "Securities"), will issue Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who will hold all investment commitments until a closing.

12. NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

13-16. The Offering

The issuer is offering shares of Preferred Stock of the Company; a copy of the Company's Certificate of Incorporation is attached as Exhibit A.

The Preferred Stock has voting rights, on a pro-rata basis (one share = one vote) on all matters rightfully submitted to the shareholders for a vote. There are no limitations to the voting rights.

We may choose to modify the terms of the offering before the offering is completed, by substituting a series of blank-check Preferred Stock. However, if the terms are modified in a material way, we will contact you and give you the opportunity to reconfirm your investment. You must complete your reconfirmation within five business days following your receipt of the notice of a material change; if you do not reconfirm, we will cancel your investment and return your money to you.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beg inning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. Description of Issuer's Securities

The following tables describe the issued and outstanding securities of the issuer. Describe the material terms of any other outstanding securities or cl asses of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Series CF Preferred:	50,000	0	Yes	Yes
Common Stock:	1,000,000	950,000	Yes	No

No other securities are issued or outstanding. There are no options, warrants or other securities convertible into capital stock of the issuer outstanding.

18. The rights of the Common Stock may not be materially limited, diluted or qualified by the rights of any class of security of the issuer that is currently issued and outstanding. The rights of the Common Stock may be limited, diluted or qualified by the rights (to be determined) of any series of Preferred Stock that the Company may issue.

The Series CF Preferred Stock has a liquidation preference of $100 per share. The liquidation preference specifies that assets of the Company shall first be distributed pro-rata to the holders of Series CF Preferred Stock before any assets may be distributed to the holders of Common Stock.

19. If the issuer completes a subsequent financing, securities issued in such financing will dilute the ownership of the investors in this offering, and the terms of the securities issued in such financing may have rights superior to the rights of the securities issued in this offering.

There any otherwise no differences not reflected above between the Preferred Stock and each other class of security of the issuer.

20. At current levels of ownership, Alpha Capital, LLC represents a majority ownership of Hermesus Investment Holdings Inc. and has the ability to make decisions that may not be in the best interest of the Preferred Stock investors. As minority owners, Preferred Stockholders may be outvoted on issues that impact their investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the issuer.

21. The Preferred Stock is being valued at the issuer's discretion, based on its assessment of the value of the digital asset trading platform operated by the issuer and its affiliates.

22. Investors with a minority ownership in the Company will be subject to the same risks as any investor with a minority stake in the Company. Primarily, minority investors will not have the voting power required to influence Company direction at their discretion.

23. The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. The issuer does not carry any debt.

25. The issuer has conducted three exempt offerings prior to the current offering: issuances of Common Stock to Alpha Capital, LLC in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, in exchange for business plan development with a value in excess of the par value of the issuer's Common Stock; and an issuance of Common Stock to private accredited investors in reliance on Regulation D under the Securities Act.

26. Neither the issuer nor any affiliated entity of the issuer has been a party to a transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek s to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27. The issuer does not have an operating history.

28. The issuer is a recently formed corporation seeking capital to build out a digital asset trading platform. Upon completion and launch of operations the trading platform is anticipated to attract a diverse user base of over 40,000 within 12 months of operations, on EBITDA of over $5,000,000. With this raise, we plan to allocate raised funds to sales and marketing, with a higher allocation to operations/customer success. We believe these activities will result in the traction we will need to become self-sustaining.

29. FINANCIAL INFORMATION

Attached as Exhibit B to the issuer's initial filing are the issuer's audited financial statements, prepared in accordance with U.S. generally accepted accounting principles and comprising balance sheet, statement of income, statement of cash flows, statement of changes in stockholders' equity and notes to the financial statements, in each case as reviewed by an independent public accountant, together with the independent accountant's signed review report.

30. NO DISQUALIFICATIONS

Neither the issuer, nor any predecessor of the issuer, nor any affiliated issuer, nor any director, officer, general partner or managing member of the issuer, nor any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, nor any promoter connected with the issuer in any capacity at the time of such sale, nor any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, nor any general partner, director, officer or managing member of any such solicitor:

1) Has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   a) in connection with the purchase or sale of any security
   b) involving the making of any false filing with the Commission
   c) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
2) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   a) in connection with the purchase or sale of any security;
   b) involving the making of any false filing with the Commission
   c) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
3) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   a) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer
      (B) engaging in the business of securities, insurance or banking
      (C) engaging in savings association or credit union activities
   b) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement
4) Is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   a) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; or
   b) places limitations on the activities, functions or operations of such person; or
   c) bars such person from being associated with any entity or from participating in the offering of any penny stock.
5) Is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   a) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
   b) Section 5 of the Securities Act.

6) Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.
7) Has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.
8) Is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

31. OTHER MATERIAL INFORMATION

The following documents are being submitted as part of this offering:

Class of Document	Title of Document	Filename of Document
Governance:	Amended and Restated Articles of Incorporation	hihformcexhibitc.pdf
Marketing:	Offering Website	hihformcexhibitd.pdf

The following document was previously submitted on October 22, 2021 and is incorporated herein by reference:

Class of Document	Title of Document	Filename of Document
Financial Statements:	Additional Information	hihformcexhibitb.pdf

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days following the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at http://hermesus.com:

The issuer covenants to continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) it has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeem able securities; or
(5) it liquidates or dissolves its business in accordance with state law.